VIA EDGAR

April 21, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       Lincoln New York Account N for Variable Annuities
and Lincoln Life & Annuity Company of New York
Lincoln ChoicePlusSM Signature
File Nos. 811-09763; 333-171096

Ladies and Gentlemen:

Lincoln Life & Annuity Company of New York filed the initial above-referenced Form N-4 Registration Statement on December 10, 2010. Pursuant to Rule 461 under the Securities Act of 1933, The Lincoln National Life Insurance Company, in its capacity as Depositor for the Registrant, respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on April 29, 2011, or as soon as possible thereafter.

Sincerely,

/s/ Delson R. Campbell

Delson R. Campbell
Assistant Vice President

VIA EDGAR

April 21, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       Lincoln New York Account N for Variable Annuities
and Lincoln Life & Annuity Company of New York
Lincoln ChoicePlusSM Signature
File Nos. 811-09763; 333-171096

Ladies and Gentlemen:

Lincoln Life & Annuity Company of New York filed the initial above-referenced Form N-4 Registration Statement on December 10, 2010. Pursuant to Rule 461 under the Securities Act of 1933, Lincoln Financial Distributors Inc., the principal underwriter for the Registrant, respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on April 29, 2011, or as soon as possible thereafter.

Sincerely,

/s/ Thomas P. O'Neill

Thomas P. O’Neill
Vice President & Director
Chief Operating Officer